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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                             Schedule 14D-9/A No. 3
                               (Amendment No. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                          DEKALB Genetics Corporation
                           (Name of Subject Company)


                          DEKALB Genetics Corporation
                      (Name of Person(s) Filing Statement)
                            _______________________

                    Class A Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  244878 10 4
                            -----------------------
                     (CUSIP Number of Class of Securities)

                    Class B Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  244878 20 3
                            -----------------------
                     (CUSIP Number of Class of Securities)
                            _______________________

                           John H. Witmer, Jr., Esq.
                   Senior Vice President and General Counsel
                               3100 Sycamore Road
                            DeKalb, Illinois  60015
                                 (815) 758-3461
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                                James G. Archer
                                Sidley & Austin
                                875 Third Avenue
                              New York, NY  10022
                                 (212) 906-2000

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     This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on May 15, 1998 (the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company") relating to a tender offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Monsanto Company, a Delaware corporation ("Parent") to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of the Company, at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND

1. The eleventh paragraph of Item 3(b)(2) "Certain Background Information" is amended and restated in its entirety as follows:

           "On March 25, 1998, Merrill Lynch wrote all such potential bidders who had executed a confidentiality agreement advising that preliminary written indications of interest should be submitted on April 2, 1998, at which time the Company would select the parties with whom it would continue discussions regarding a possible business combination. Potential bidders were given a description of various subjects to be covered in the preliminary proposals to be received, including the amount and form of consideration to be paid, anticipated sources and availability of funding, further due diligence, necessary corporate, regulatory and other approvals and any other matters deemed relevant by the bidder. Preliminary proposals were received on April 2, 1998 from certain of the potential bidders, including Parent. Other potential bidders declined in writing to bid. On April 6, 1998, the Board (without the participation of Mr. Ziegler or Dr. Fraley) met by conference telephone together with members of management and representatives of Merrill Lynch, Sidley & Austin and Morris, Nichols. Merrill Lynch reviewed with the Board contacts with interested parties and the indications of interest received. Mr. Bickner presented management's recommendation, which was supported by Merrill Lynch, that those companies, including Parent (the "Selected Companies") which had indicated a proposed purchase price of not less than current market prices, be allowed to proceed with the process. Mr. Bickner further reviewed the anticipated next steps and timing. After discussion, the Board approved management's recommendation."

2. The text appearing in Item 3(b)(2) "Certain Background Information" under the caption "Merger Agreement - Certain Conditions of the Offer" is amending by adding the following text after the final paragraph thereof:

           "Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, the Purchaser may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the SEC, the Purchaser reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law."



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       DEKALB GENETICS CORPORATION



                                       By:   BRUCE P. BICKNER
                                            -------------------------
                                                Bruce P. Bickner
                                            Chairman of the Board and
                                            Chief Executive Officer



Dated: August 5, 1998
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